Joseph L. Broom Attorney at Law

201 South Main Street	A PROFESSIONAL LAW CORPORATION
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Salt Lake City, Utah 84111		(801) 536-6951
Telephone 801.532.1234	Salt Lake City • Las Vegas • Reno	E-Mail
Facsimile 801.536.6111		JBroom@parsonsbehle.com

May 10, 2006

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 04-05

Washington, DC 20549-0405

Re:	Sterling Mining Company (the “Company”)

- Amendment No. 2 to Registration Statement on Form 10

File No. 0-51669 - Filed March 31, 2006

- Form 10-K filed April 17, 2006

Dear Mr. Schwall:

The Company has received the comment letter from the staff of the Commission dated April 28, 2006 (“Comment Letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”). In response to the Comment Letter, the Company is filing (i) Amendment No. 3 to the Registration Statement (the “Amendment”) containing changes in response to the Comment Letter, and (ii) an amendment to its Form 10-K, both of which are marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the Comment Letter and additional information we believe to be relevant to your review of the Amendment and the Company’s amended Form 10-K. Attached to this letter is a separate statement from the Company, acknowledging certain matters as requested in the Comment Letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Comments and Responses

Form 10/A

1.

Please revise the Form 10 throughout to reflect the updated disclosure included in the Form 10-K filed for the fiscal year ended 2005. In this regard, please update your financial statements, as required by Regulation S-X, Rule 3-12.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 10, 2006

Page Two

The updated financial statements should incorporate all revised disclosures made to your 2005 10-K. In particular, we note that in your responses to our comments 7, 8 and 11 from our letter dated March 9, 2006, you indicate certain changes were made; however, we were unable to locate those changes in the amended Form 10.

The Company inadvertently neglected to make the indicated change to page 21 of the narrative and the changes to the notes to its financial statements in response to Comments 7, 8 and 11 of your previous letter. It has now made these changes, and they are reflected in the Amendment. In particular, in response to your previous Comment #8, the Company has revised Note 12 to the interim financial statements and has added a new Note 12 to the annual audited financial statements.

We confirm that, pursuant to discussions with the Staff of the Commission, the Company is not required to update the financial statements included in the registration statement because the Company’s registration statement went effective on or about February 12, 2006 and the Company is current in its periodic reporting obligations under the Securities Exchange Act of 1934.

Certain Relationships and Related Party Transactions, page 47

2.	We note your response to prior comment 6. You state that the monies loaned to Mr. Sutti consist of monies for the purchase of assets relating to the Mexican subsidiary and for “other purposes.” Clarify what the other purposes are for which Mr. Sutti was advanced the sum of $9,065. Further, explain to us why the loans relating to the purchases made by the Mexican subsidiary are not advanced to the Mexican subsidiary directly versus through Mr. Sutti who appears to be acting in his individual capacity at the time he enters into transactions relating to purchases for the subsidiary. Please revise or advise.

We are advised that the funds advanced to Mr. Sutti were to purchase assets and exploration supplies for the Mexican subsidiary. The revised disclosure in the previous amendment reflects this: “The advances to Mr. Sutti were used to purchase assets for the Company’s Mexican subsidiary.” The funds were treated as an advance to Mr. Sutti, rather than to the subsidiary, because the Company was in a start-up phase at the time. As Mr. Sutti was often traveling and needed to make cash purchases of assets and drilling and exploration supplies for the subsidiary, the Company advanced funds directly to Mr. Sutti in order to overcome logistical and timing challenges. The Company subsequently discontinued the practice of advancing funds to Mr. Sutti, as evidenced by the zero balance in related party accounts payable and accounts receivables in the Company’s December 31, 2005

Mr. Roger Schwall

United States Securities and Exchange Commission

May 10, 2006

Page Three

audited financial statements. (It is also perhaps worth noting that Mr. Sutti was not, and never has been, a director or executive officer of the Company, but merely a local officer of the Company’s Mexican subsidiary.)

Consolidated Financial Statements, page 82

3.	Please remove the sentence: “The Company was organized as a single business unit at December 31, 2004,” as it appears contradictory with the first sentence of the paragraph. Furthermore, please disclose that you have restated the segment information pertaining to 2004 to reflect the change in the composition of your reportable segments. Refer to paragraphs 34 of SFAS 131 for additional guidance.

In response to this comment, the Company has removed the referenced sentence in the Amendment and has added the following sentence to the paragraph immediately preceding the table: “This segment information pertaining to 2005 has been restated to reflect a change in the composition of our reportable segments. The segment information pertaining to 2004 has been restated and is included in footnote 12.

Foreign Currency Translation, page 94

4.	We note your response to comment 10 of our letter dated March 8, 2006, in which you set forth revisions to Note 1 relating to your foreign currency translation policy footnote. Your policy, as described in your response, related to foreign currency transactions versus translation of foreign currency financial statements. Please revise your financials for the following:

•	Change the heading of your accounting policy from “Foreign Currency Translation” to “Foreign currency Transactions”.

•	Expand your policy to indicate that you have determined the functional currency of your Mexican subsidiary to be the US dollar.

•	Under U.S. GAAP, a change in exchange rates between a foreign currency and the functionary currency is typically recorded at the transaction date, not the date, “when those transactions are reported,” as you state in your policy footnote.

•	Disclose the aggregate transaction gain or loss for each period presented, to the extent material.

Refer to SFAS 52 for additional guidance.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 10, 2006

Page Four

In response to this comment, the Company has changed the heading of the accounting policy from “Foreign Currency Translation” to “Foreign Currency Transactions,” and this change is reflected in the Amendment, as well as in the revised Form 10-K.

In response to the other foregoing comments, the Company has revised this note in the Amendment, for both the interim and annual audited financial statements, to read as follows:

“The Company created a Mexican subsidiary during 2004 for the purpose of exploration and exploitation of silver bearing minerals in Mexico. The Company translates into United States dollars the assets and liabilities of its Mexico subsidiary according to generally accepted accounting principles. The Company translates into United States dollars the revenues, expenses, gains and losses of its Mexican subsidiary at the transaction date and records them according to generally accepted accounting principles. Management has concluded that for the purposes of financial reporting, the functional currency of the Mexican subsidiary is the United States dollar. Consequently, management uses the temporal method of foreign currency translation.”

During the period from January 1, 2004 through September 30, 2005 the US-Mexican peso exchange rate was relatively stable and the Mexican subsidiary had no sales revenue. Consequently, transaction gains and losses were immaterial. In accordance with SFAS 52, the Company has amended its Form 10 filing to also included the following sentence at the end of the above-referenced note:

“For the period ending September 30, 2005 [or, in the case of its annual financial statements, for the period ending December 31, 2004], the Company’s transaction gains and losses were immaterial.”

Note 3 – Marketable Securities and Investments, page 94

5.	We note your response to comment 11 of our letter dated March 8, 2006. Please expand your financial statement disclosure to detail the assumptions made regarding the risk-free interest rates, volatilities, and expected lives.

In response to this comment, the Company has expanded its disclosure in the Amendment by adding the following paragraph in the referenced note:

“Options and Warrants are recorded at fair market value, calculated using a conventional Black Scholes pricing model. Assumptions made in estimating

Mr. Roger Schwall

United States Securities and Exchange Commission

May 10, 2006

Page Five

the fair value include the risk free interest, volatility, and expected life. For the period of January 31, 2004 through December 31, 2004 the company used volatilities averaging from 19% to 145% and expected life equal to the number of days to expiration. The company used the risk-free interest rate provided by the Federal Reserve Board that most closely corresponded to the option or warrant lifetime.”

The Company has made a similar change to the notes to its interim financial statements and a corresponding change to the notes to its 2005 financial statements in its Form 10-K.

Form 10-K for the year ended December 31, 2005

Controls and Procedures, page 40

6.	Please disclose whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K for further guidance.

In response to this comment, the Company has amended its disclosure in to read as follows: “During the fourth quarter of 2005 there was no change in the Company’s internal controls over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.”

Consolidated Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

7.	Please revise the cost of revenues line item to identify this amount is exclusive of depreciation expenses as listed separately below. In addition, it is not appropriate to disclose a measure of gross profit excluding depreciation. Please remove the sub-total “gross profit” from your consolidated statement of operations. You should also revise your segment disclosures included on page F-27, accordingly, as it appears that your measure of gross profit does not reflect GAAP. Refer to SAB Topic 11:B for further guidance.

In response to this comment, the Company has revised its Consolidated Statement of Operations to delete the line labeled “Gross Profit” and by renaming the cost of revenues line as “COST OF REVENUES (Exclusive of Depreciation Shown Separately Below).” The Company has also revised Note 12 in response to this comment.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 10, 2006

Page Six

8.	It is not appropriate to display stock-based compensation expense as a separate line item in the statements of operations. Allocate stock-based compensation expense to your operating expense line items as appropriate in order to present the expense related to stock-based compensation in the same line items as cash compensation paid to the same employees.

In response to this comment, the Company has deleted the line labeled “Stock compensation” and has changed the 2003 General and Administrative expense from $1,128,340 to $1,365,916.

If you have any questions concerning the foregoing, please do not hesitate to contact me.

Sincerely,

PARSONS BEHLE & LATIMER

Joseph L. Broom

STATEMENT OF STERLING MINING COMPANY

Sterling Mining Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Sterling Mining Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 and any amendment thereto, as well as its Form 10-K and any amendment thereto (collectively the “Filings”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Sterling Mining may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 10th day of May, 2006.

Sterling Mining Company

By:	/s/ Ray DeMotte
Ray DeMotte, President